August 3, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Registration Statement on Form S-1
SEC File No. 333-166436

Ladies and Gentlemen:

We, as representatives of the underwriters in the above-referenced offering by Gordmans Stores, Inc. (the “Company”) of up to 2,300,000 shares of its common stock, and in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 3:00 p.m. Eastern Time on Wednesday, August 4, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that through the date of this letter, we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 23, 2010, distributed between July 23, 2010 and August 3, 2010 as of 2:00 p.m. Eastern time:

Number of Copies	To Whom Distributed

0	Sent to Underwriters
0	Sent to Dealers
470	Sent to Institutions
0	Sent to Individuals
100	Balance

570	Total

We have advised the underwriters and dealers of the above issue that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned has complied and will comply, and each underwriter and dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Sincerely,

PIPER JAFFRAY & CO. WELLS FARGO SECURITIES, LLC

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christine
Name:	Christie L. Christine
Title:	Managing Director